Exhibit 99.01

News release…

Date: 9 November 2007

Ref: PR574g

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers (the “City Code”), Rio Tinto plc and Rio Tinto Limited confirm that as at the close of business on 8 November 2007 they had the following securities in issue:

Rio Tinto plc:	997,082,015 Ordinary shares of 10 pence each. ISIN GB0007188757*
1 DLC dividend share of 10 pence
1 special voting share of 10 pence

Rio Tinto Limited:	456,815,943 Ordinary shares ISIN AU000000RIO1**
1 DLC dividend share
1 special voting share

*The ISIN for the ordinary shares represented by the Rio Tinto plc American Depository Receipts is US7672041008. Each Rio Tinto plc American Depository Receipt represents four ordinary shares of Rio Tinto plc.

**Rio Tinto plc, through THA Holdings Australia Pty Limited, holds 171,072,520 ordinary issued shares in Rio Tinto Limited, representing 37.45% of Rio Tinto Limited’s shares in issue. The balance of 285,743,423 ordinary shares are publicly held.

In 1995, Rio Tinto shareholders approved the terms of the dual listed companies (“DLC”) merger which was designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all the assets of both Companies. The DLC dividend shares and the special voting shares issued by Rio Tinto plc and Rio Tinto Limited carry rights to facilitate the operation of the DLC structure. For more information on Rio Tinto’s DLC structure and the rights attaching to the DLC Dividend shares and the special voting shares, please see Rio Tinto’s 2006 Annual report and financial statements.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399 Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminum, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa. For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Ian Head
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of any of Rio Tinto plc or Rio Tinto Limited, BHP Billiton Plc, BHP Billiton Limited, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.

The relevant disclosure must also include details of all “interests” or “dealings” in any class of “relevant securities” of the other company which is part of its DLC structure. Therefore, if, for example, a disclosure is being made in respect of a dealing in securities of BHP Billiton Plc, an accompanying disclosure must also be made of interests or short positions held in securities of BHP Billiton Limited, even if the person’s interest or short position is less than 1% of the relevant class. The same approach should be adopted in respect of securities of Rio Tinto plc and Rio Tinto Limited. Therefore, each disclosure should consist of two Rule 8.3 disclosure forms, one for the Plc arm of the DLC structure and one for the Limited arm of the DLC structure, released as one announcement.

This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of any of BHP Billiton Plc, BHP Billiton Limited, Rio Tinto plc or Rio Tinto Limited, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of either BHP Billiton or Rio Tinto by BHP Billiton or Rio Tinto, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.